SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

VALE S.A..

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105(1)

(CUSIP Number)

Carlos Eduardo Reich de Sampaio

Rua da Assembleia, nº 10, 37º andar, 3701, parte,

20011-901 Rio de Janeiro, RJ, Brazil

Tel. +5521 2128-5544

(Name, address and telephone number of person authorized to receive notices and communications)

February 8, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(1)	The CUSIP number is for the American Depositary Shares relating to the Common Shares

1	NAME OF REPORTING PERSONS Litel Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 74,832,355
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 74,832,355
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,832,355
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.42% (1)
14	TYPE OF REPORTING PERSON IN

(1)	Based on 5,284,474,770 common shares, no par value, of the issuer outstanding as of April 30, 2021, as reported in the issuer’s Report on Form 6-K filed with the SEC on May 28, 2021.

1	NAME OF REPORTING PERSONS Litela Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federative Republic of Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,932,059
	8	SHARED VOTING POWER —
	9	SOLE DISPOSITIVE POWER 14,932,059
	10	SHARED DISPOSITIVE POWER —

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,932,059
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.003% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 5,284,474,770 common shares, no par value, of the issuer outstanding as of April 30, 2021, as reported in the issuer’s Report on Form 6-K filed with the SEC on May 28, 2021.

ITEM 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 24, 2017, as amended by Amendment No. 1 filed with the SEC on September 25, 2018, Amendment No. 2 filed with the SEC on December 28, 2018 and Amendment No. 3 filed with the SEC on December 13, 2020, (as amended to the date of this Amendment, the “Original 13D”). All capitalized terms contained but not otherwise defined in this Amendment have the meanings given to such terms in the Original 13D.

This Amendment is filed with respect to the common shares, no par value (“Common Shares”), of Vale S.A., a Brazilian company (the “Issuer”) The principal executive offices of the Issuer are located at Praia de Botafogo 186 – offices 701 – 1901 – Botafogo 22250-145 Rio de Janeiro, RJ, Brazil.

ITEM 2.	Identity and Background

Item 2 of the Original Schedule 13D is amended as follows:

This Amendment is filed solely by:

(1) Litel Participações S.A. (“Litel”), a company duly organized and existing in the Federative Republic of Brazil. Litel is a holding company whose primary shareholders are certain Brazilian pension funds. Litel was organized to hold an equity participation in the Issuer. The address of Litel’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte, 20011-901 Rio de Janeiro, RJ, Brazil; and

(2) Litela Participações S.A. (“Litela” and, together with Litel, the “Current Reporting Persons”), a company duly organized and existing in the Federative Republic of Brazil. Litela is a holding company whose primary shareholders are certain Brazilian pension funds. The address of Litela’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte, 20011-901 Rio de Janeiro, RJ, Brazil.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 4 of this Amendment is incorporated by reference in this Item 3 to the extent applicable.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 8, 2021, Litela transferred to its shareholders an aggregate 504,801,150 Common Shares. Following such transfer, Litela ceased to beneficially own more than five percent of the issued and outstanding Common Shares.

All Common Shares beneficially owned by the Current Reporting Persons are held solely for investment purposes. The Current Reporting Persons have no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

With respect to the Current Reporting Persons, Item 5 is amended in its entirety to read as follows:

The Current Reporting Persons’ respective beneficial ownership of Common Shares is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Common Shares (1)
Litel Participações S.A.	74,832,355	1.42%
Litela Participações S.A.	14,932,059	0.003%

(1)	Based on 5,284,474,770 common shares, no par value, of the Issuer outstanding as of April 30, 2021, as reported in the issuer’s Report on Form 6-K filed with the SEC on May 28, 2021.

Items 7-10, inclusive, set forth on each cover page to this Amendment are hereby incorporated by reference in this Item 5.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 9, 2020, the Vale Agreement terminated in accordance with its terms, following which none of the Current Reporting Persons are deemed to beneficially own any securities held by the Agreement Shareholders. Upon termination of the Vale Agreement, Litel and Litela ceased to be deemed to beneficially own in excess of five percent of the issued and outstanding Common Shares.

ITEM 7.	Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2021	Litel Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
Carlos Eduardo Reich Sampaio, Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
Marcelle Santos Vasconcellos, Officer

Dated: June 7, 2021	Litela Participações S.A.

/s/ Carlos Eduardo Reich Sampaio
Carlos Eduardo Reich Sampaio, Chief Executive Officer

/s/ Marcelle Santos Vasconcellos
Marcelle Santos Vasconcellos, Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement